UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ________)*
TCP INTERNATIONAL HOLDINGS LTD.

(Name of Issuer)
Common Shares, par value CHF 1.00 per share

(Title of Class of Securities)
H84689100

(CUSIP Number)
Laura A. Hauser, Esq.
325 Campus Drive
Aurora, Ohio 44202
Telephone: (330) 995-1330

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 31, 2014

(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H84689100	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ellis Yan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 11,561,191
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 11,561,191
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,561,191
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 41.6% (1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Percentage based upon 27,732,002 shares outstanding as of January 7, 2015 as reported by the American Stock Transfer & Trust Company, LLC on January 8, 2015.

CUSIP No. H84689100	13G	Page 3 of 6 Pages

Item 1.

(a)	Name of Issuer TCP INTERNATIONAL HOLDINGS LTD.

(b)	Address of Issuer’s Principal Executive Offices Alte Steinhauserstrasse 1 6330 Cham, Switzerland

Item 2.

(a)	Name of Person Filing Ellis Yan

(b)	Address of the Principal Office or, if none, residence 325 Campus Drive Aurora, Ohio 44202

(c)	Citizenship United States

(d)	Title of Class of Securities Common Shares, par value CHF 1.00 per share

(e)	CUSIP Number H84689100

CUSIP No. H84689100	13G	Page 4 of 6 Pages

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. H84689100	13G	Page 5 of 6 Pages

Item 4.  Ownership.

(a)	Amount beneficially owned: 11,561,191

(b)	Percent of class: 41.6% (1)

(c)	Number of shares as to which the person has: 11,561,191

	(i)	Sole power to vote or to direct the vote 11,561,191

	(ii)	Shared power to vote or to direct the vote 0

	(iii)	Sole power to dispose or to direct the disposition of 11,561,191

	(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.  Ownership of Five Percent or Less of a Class.
N/A
Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
N/A
Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
N/A
Item 8.  Identification and Classification of Members of the Group.
N/A
Item 9.  Notice of Dissolution of Group.
N/A
Item 10.  Certification.
N/A

(1) Percentage based upon 27,732,002 shares outstanding as of January 7, 2015 as reported by the American Stock Transfer & Trust Company, LLC on January 8, 2015.

CUSIP No. H84689100	13G	Page 6 of 6 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2015

/s/ Laura A. Hauser, Attorney-in-Fact for Ellis Yan Signature

Laura A. Hauser, Attorney-in-Fact for Ellis Yan Name/Title